Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Multi-Sector Opportunities Trust II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee

Fees to Be Paid	$5,700,815.26	(1)	0.0000927%	$528.47	(2)

Fees Previously Paid

Total Transaction Valuation	$5,700,815.26	(1)

Total Fees Due for Filing				$528.47

Total Fees Previously Paid				—

Total Fee Offsets				—

Net Fee Due				$528.47

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of April 4, 2022.
(2)	Calculated at $92.70 per $1,000,000 of the Transaction Value.